UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

fashionmall.com, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
31186K106 (CUSIP Number)
Don C. Whitaker Don C. Whitaker 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 02, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 31186K106

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 230,300 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 230,300 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,300 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.16%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 31186K106

1.	Names of Reporting Persons. Don C. Whitaker, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer Common stock of Fashionmall.com, Inc. 774 Mays Blvd #10-259 Incline Village, NV 89451

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood, Irvine, California 92604

(c)	Present Principal Occupation or Employment: President Don C. Whitaker, Inc. 23 Beechwood Irvine, California 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

          All funds were provided by personal, retirement, and/or corporate funds of the entities involved. Don C. Whitaker, Inc., owns 0 shares having purchased 3200 shares and sold 69,200 shares since the last filing. Don C. Whitaker, an individual, currently owns 230,300 shares, having purchased 148,675 shares and sold 374,020 shares since the last filing. A dividend of $3.75 a share was paid on August 1, 2002, with an EX-dividend date of August 2, 2002; therefore, the remaining shares owned by Mr. Whitaker are 3.16 percent of the total outstanding shares in the company and have less than a $0 (zero) cost basis adjusted for the above dividend. Since the position is less than 5 percent, this is a final amendment.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The purpose of the above transactions were: To participate in the perceived liquidation that the Whitakers thought would occur after FASH tendered for it's own stock in late 2001 and the belief was reinforced by the 13-Da filing by the CEO and 57% owner of FASH on April 17, 2002 which stated: Mr. Narasin is actively considering several proposals from third parties to sell his control stake in the Company. On July 9, 2002 FASH declared a dividend of $3.75, which was a major step in giving surplus funds to shareholders. It is expected that a total liquidation or similar plan will be announced by Dec. 31, 2002. Mr. Whitaker may in the future buy more shares or sell some or all of his shares that they presently own depending on price, market conditions, availability of funds and other considerations.

         The "Whitaker Group" has no plans of any kind for corporate governance at this time.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Don C. Whitaker 230,300 3.16% Don C. Whitaker, Inc. - 0 - 0%

(b)	Don C. Whitaker has a sole power to vote and dispose of his shares

(c)

Don C. Whitaker, an individual, currently owns 230,300 shares (3.16 percent) of outstanding shares of FASH. Since the last filing, he purchased 148,675 shares and sold 374,020 shares. Don C. Whitaker, Inc., currently owns 0 shares of FASH. Since the last filing, the corporation purchased 3200 shares and sold 69,200 shares.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

Don C. Whitaker
7/15/2002
7/16/2002
7/16/2002
7/16/2002
7/16/2002
7/17/2002
7/17/2002
7/18/2002
7/18/2002
7/18/2002
7/19/2002
7/19/2002
7/19/2002
7/22/2002
7/22/2002
7/23/2002
7/23/2002
7/24/2002
7/24/2002
7/25/2002
7/26/2002
7/29/2002
7/30/2002
7/31/2002

	14,900 (5,000) (13,500) 3,000 20,000 3,600 (3,330) 3,550 (100) 4,800 (3,000) (44,505) 1,050 22,500 (6,500) 15,500 15,400 8,500 2,800 11,500 11,000 6,700 1,375 2,500	3.95-3.96 4.02 4.19-4.27 4.10 4.01-4.05 4.06-4.07 4.10-4.13 4.06 4.09 4.01 4.07 4.12-4.20 4.10 4.07-4.08 4.12-4.15 4.01-4.02 4.04 4.01-4.02 4.06 4.06 4.07 4.05-4.07 4.06-4.07 4.06
Note: EX Dividend 8/02/2002 $3.75 per share
8/02/2002 8/02/2002 8/02/2002 8/02/2002 8/02/2002 8/02/2002 8/02/2002 8/02/2002 8/02/2002 8/02/2002 8/02/2002	(48,736) (54,600) (49,500) (9,900) (19,800) (29,700) (14,279) (19,800) (9,900) (1,1950) (40,675)	.45 cents x/d ..49 cents x/d ..50 cents x/d ..51 cents x/d ..52 cents x/d ..53 cents x/d ..56 cents x/d ..57 cents x/d ..59 cents x/d ..48 cents x/d ..46 cents x/d
Don C. Whitaker, Inc.
7/16/2002 7/16/2002	(3,200) 3,200	4.20-4.22 4.06
Note: EX Dividend 8/02/2002 $3.75 per share
8/02/2002	(66,000)	.53-56 cents

Since the last filing, that listed all transactions through July 12, 2002, Don C. Whitaker and Don C. Whitaker, Inc., have engaged in the following transactions in common shares of the company, al of which were ordinary market transactions:

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 05, 2002
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual
Don C. Whitaker, Inc.
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	President

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